UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A.

PART I - REGISTRANT INFORMATION

Carbon Revolution Public Limited Company
Full Name of Registrant
(Translation of registrant’s name into English)

Poppetell Limited
Former Name if Applicable

10 Earlsfort Terrace
Address of Principal Executive Office (Street and Number)

Dublin 2, D02 T380, Ireland
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Carbon Revolution Public Limited Company (the “Registrant”) is unable to file with the Securities and Exchange Commission (the “SEC”), without unreasonable effort or expense, its Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “Annual Report”) by October 31, 2024, the prescribed due date for such filing. The audit of the Registrant’s annual financial statements for the fiscal year ended June 30, 2024 remains in process. As a result, the Registrant is unable to file its Annual Report on Form 20-F for the year ended June 30, 2024 within the prescribed time period. The Registrant has previously filed its half-year financial statements for the six months ended December 31, 2023, but, as disclosed on a Report on Form 6-K filed contemporaneous herewith, in connection with the audit of the annual financial statements for the fiscal year ended June 30, 2024, identified certain items requiring restatement of such financial statements. The Company expects to furnish restated half-year financial statements concurrently with the filing of the Annual Report on Form 20-F.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Nock	+61	429-993-056
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Statements in this notification that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Registrant’s expectations concerning the Closing and the timing of the Annual Report and Shell Company Report filings. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties. These risks, assumptions and uncertainties are more fully described in our documents that we file or furnish with the SEC, including the Registrant’s Shell Company Report on Form 20-F, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Registrant expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Carbon Revolution Public Limited Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 1, 2024	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer